FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         Press release updating STMicroelectronics' Second Quarter 2001 Outlook.


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                            [STMICROELECTRONICS LOGO]


PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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                                                                   PR No. C1037H


             STMicroelectronics Updates Second Quarter 2001 Outlook



GENEVA-- June 14, 2001 -- STMicroelectronics (NYSE:STM) announced that its 2001 second quarter revenues and gross margin are being further penalized by the well-documented weaknesses in several end-markets that it serves. Therefore, based upon currently available information, the Company now expects revenues for the quarter ending June 30, 2001 to be in the range of $1.55 billion to $1.60 billion, below the $1.65 billion to $1.8 billion range previously anticipated. This reflects year-over-year and sequential sales declines in telecom and computer peripheral applications. Memory products, while still slightly above second quarter 2000 levels, will decline sequentially versus first quarter 2001 levels, due to lower-than-expected demand and increased pricing pressure. Revenues for smartcard devices will decline both year-over-year and sequentially. Digital consumer revenues in the 2001 second quarter will be down compared to second quarter 2000, but should be comparable to those of first quarter 2001.

The sequential revenue decline anticipated for the 2001 second quarter is likely to result in a gross margin of approximately 38% which would be below the lower end of the guidance provided in the Company's news release dated April 19, 2001. In addition to the difficult pricing environment, the Company's gross margin has been affected by lower-than-expected utilization rates at ST's 6" wafer fabs. By contrast, the Company is maintaining utilization rates averaging 85% at its five leading-edge 8" wafer fabs.

The Company stated that while it is disappointed by recent order postponements, it continues to maintain relatively strong financial performance and to increase market share in its targeted applications.

The Company continues to implement cost control initiatives in response to difficult market and economic conditions. On May 31, 2001, ST announced the reduction of its 2001 capital investments to $1.5 billion from $1.9 billion and the transfer of its Ottawa front-end wafer-fabrication production to its other manufacturing facilities around the world.

Outlook information regarding the third quarter will be included in the Company's second quarter earnings announcement.




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Some of the above statements, that are not historical facts or include such words as the Company "believes", "anticipates", "expects" or words of similar impact, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular the following important factors could cause actual results to differ materially from the expectations of the Company or its management

         (i) industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures
         (ii) operating factors, such as the continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development or inventory risks due to shifts in market demand,
         (iii) order reschedulings or cancellations from our customers, as well as changes in customer's order, patterns and requirements.
         (iv) The general business and economic conditions, in the various markets, business segments and countries in which we and our customers operate.
Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31,2000 which was filed with the SEC on May 15, 2001 and in particular the factors listed on page 3 of such Form 20F could materially affect the Company.

The forward looking statements included in this release are made only as of the date of this release and the company undertakes no obligation to update the forward looking statements to reflect subsequent events or circumstances.

The Company will host a brief conference call on Thursday, June 14, 2001 at 6.00 p.m. Central European Time (CET), 12.00 noon Eastern Standard Time (U.S. EST) in order to respond to questions related to today's release. A broadcast of the conference call will be available live on the Internet at:
http://www.vcall.com/NASApp/VCall/EventPage?ID=75322

The broadcast will be available until midnight, Monday, June 18, 2001.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.






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For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                Benoit de Leusse
Corporate Press Relations Manager    Investor Relations Manager Europe
Tel. +39.039.603.59.01               Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32               Fax  +33.4.50.40.25.80
mariagrazia.prestini@st.com          benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                       Jean-Benoit Roquette/Nicole Curtin
Media Relations                      Investor Relations
Tel. +33.1.47.03.68.10               Tel. +33.1.47.03.68.10
llichtlen@mweurope.com               jbroquette@mweurope.com/ncurtin@weurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer